

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

September 3, 2015

Chad M. Holmes
Chief Financial Officer
CRA International, Inc.
200 Clarendon Street
Boston, MA 02116

   Re: CRA International, Inc.
     Form 10-K for Fiscal Year Ended January 3, 2015
     Filed March 17, 2015
     File No. 000-24049

Dear Mr. Holmes:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. Please comply with the following comment in future filings. Confirm in writing that you will do so and explain to us how you intend to comply.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the Quarterly Period Ended July 4, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1. We note your CEO's discussion, during your second quarter earnings call for 2015, of planned staffing additions for remainder of fiscal year 2015. We also note your disclosures on page 26 of your recent stock repurchases and your current authorization for future repurchases of stock. Please expand your discussion of related uncertainties and known impact on future liquidity and capital resources of your competing plans to use capital resources for: stock repurchases, staff expansion and other reinvestment opportunities. See Items 303(a)(1) and 303(a)(2)(ii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joseph Cascarano, Senior Staff Accountant at (202) 551-3376 or Joseph Kempf, Senior Staff Accountant at (202) 551-3352 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Robert S. Littlepage, for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications